Exhibit 2

ASSET PURCHASE AND SALE AGREEMENT

        THIS ASSET PURCHASE AND SALE AGREEMENT (the “Agreement”), dated as of December 18, 2001 is by and among Laclede Steel Company, a Delaware corporation (“Parent”), Laclede Chain Manufacturing Company, a Delaware corporation (“Seller”), and LC Acquisition Corp., a Missouri corporation (“Buyer”).

        WHEREAS, Seller produces welded chain products and imports chain and related products for resale (the “Business”); and

        WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Business and substantially all of the assets of Seller and Seller desires to assign to Buyer, and Buyer desires to assume from Seller, certain of Seller’s obligations and liabilities, all on the terms and conditions hereinafter set forth (collectively, the “Asset Purchase”);

        WHEREAS, Parent (as defined herein) is currently a debtor in possession in Case No. 01-48321-399 pending in the United States Bankruptcy Court for the Eastern District of Missouri (the “Bankruptcy Court”), which case is a liquidating bankruptcy;

        WHEREAS, the proceeds of the Asset Purchase hereunder will be paid to the creditors of the Parent in accordance with the plan of liquidation approved by the Bankruptcy Court;

        NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I.
Certain Definitions

        As used herein, unless the context otherwise requires, the following terms (or any variant in the form thereof) have the following respective meanings. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa, and the reference to any gender shall be deemed to include all genders. Unless otherwise defined or the context otherwise clearly requires, terms for which meanings are provided herein shall have such meanings when used in any Schedule hereto and each collateral document and certificate executed or required to be executed pursuant hereto or thereto or otherwise delivered, from time to time, pursuant hereto or thereto.

        “Action” means any action, suit, arbitration, inquiry, proceeding or investigation by or before any court, governmental or other regulatory or administrative agency, commission or tribunal.

        “Adjusted Closing Balance Sheet” means the definitive Closing Balance Sheet agreed to by Buyer and Seller in accordance with Section 2.5(b) (including a deemed acceptance resulting from Buyer’s failure to provide Seller a timely Dispute Notice) or the definitive Closing Balance Sheet resulting from the determinations made by the Neutral Auditor in accordance with Section 2.5(c) (in addition to those items theretofore agreed to by Seller and Buyer).

        “Adverse,” “Adversely” when used in conjunction with “Affect,” “Change” and “Effect” shall mean, with respect to Seller or Buyer, whichever is the obligor in the context to which such term applies, any event which could reasonably be expected to, in a material respect or manner to a material degree, (a) adversely affect the enforceability of this Agreement by the obligee, (b) adversely affect the properties, financial condition or results of operation of the Business (in the case of Seller) or Buyer, whichever is the obligor in the context to which such term applies, (c) impair the obligor’s ability to fulfill its obligations under the terms of this Agreement or (d) adversely affect the aggregate rights and remedies of the obligee under this Agreement.

        “Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person, with “control” for such purpose meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or voting interests, by contract or otherwise.

        “Agreement” means this Asset Purchase and Sale Agreement, dated as of the date first written hereinabove.

        “Allocation” has the meaning set forth in Section 2.4(a).

        “Apportioned Obligations” has the meaning set forth in Section 7.2(b).

        “Asset Purchase” has the meaning set forth in the recitals to this Agreement.

        “Assumed Employees” has the meaning set forth in Section 6.1.

        “Assumed Liabilities” means (i) Seller’s trade accounts payable and accrued expenses as of the Closing, determined in accordance with the same accounting methods, policies, practices and procedures with consistent classifications, judgments, and valuation and estimation methodologies as used in the preparation of the Financial Statements, and (ii) the Contracts set forth on Schedule 1(a) (the “Assumed Contracts”); provided, however, that the following shall not constitute Assumed Liabilities (whether or not they are they are included in Seller’s trade accounts payable and accrued expenses as of the Closing):

(a)	any payables to be eliminated in accordance with Section 2.7;
(b)	any amounts payable by Seller or any of its Affiliates in respect of retention agreements with certain key employees;

(c)	any amounts payable by Seller with respect to Taxes under Article 7;
(d)	any liability or obligation of Seller with respect to the Plans or any other employment or consulting agreements, pension, profit-sharing, welfare or benefit plans, or amounts owing for commissions or compensation, termination, severance or other payments to present or former employees, officers, directors or shareholders of Seller; and

(e)	any liability or obligation under the Consolidated Omnibus Budget Reconciliation Act, as amended, and the Tax Reform Act of 1986, with respect to employees of Seller (whether salary, hourly or otherwise) who are not employed by Buyer in a position and at a base salary substantially equivalent to such employee’s present position and base salary.

        “Bankruptcy Court” has the meaning set forth in the recitals to this Agreement.

        “Bill of Sale and Assignment” has the meaning set forth in Section 2.2(a) hereto.

        “Business” has the meaning set forth in the recitals of this Agreement.

        “Buyer” has the meaning set forth in the first paragraph of this Agreement.

        “Closing” means the consummation of the transactions contemplated by Section 2.1 of this Agreement.

        “Closing Balance Sheet” has the meaning set forth in Section 2.5(a).

        “Closing Da0te” means the date of this Agreement.

        “Closing Documents” has the meaning set forth in Section 2.2(c).

        “Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

        “Collateral Documents” means the certificates required under Section 8.1(c) and Section 9.1(c).

        “Consideration” has the meaning set forth in Section 2.4(a).

        “Contract” means any written note, bond, mortgage, indenture, lease, contract, instrument, license, agreement, sales order, purchase order, open bid or other obligation or commitment and all rights therein.

        “Dispute Notice” has the meaning ascribed to such term in Section 2.5(b).

        “Employees” means the employees of the Business employed on the Closing Date including those on pregnancy or sick leave, temporary lay-off or short-term or long-term disability.

        “Entity” means any Person other than a natural Person.

        “Environmental Laws” means all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws, codes, orders, policies, guidelines, decrees, judgments or injunctions, principles of common law and regulations and other directives and decisions rendered in any ministry, department or administrative or regulatory agency relating to pollution or protection of the environment or the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

        “Environmental Permits” has the meaning set forth in Section 3.13(b).

        “Escrow Agent” has the meaning ascribed to such term in the Escrow Agreement.

        “Escrow Agreement” has the meaning set forth in Section 2.2(b).

        “Excluded Assets” means the following:

(a)	all cash, cash equivalents, bank accounts and certificates of deposit held by Seller (whether or not related to the Business);
(b)	all insurance policies of Seller and its Affiliates (whether or not relating to the Subject Assets);
(c)	all income tax installments paid by Seller and the right to receive any refund of income taxes paid by Seller;
(d)	any receivables to be eliminated in accordance with Section 2.7; and
(e)	any asset listed or indicated to be retained by Seller in Schedule 1(b).

        “Executive Management” refers to the persons identified on Schedule 3.11(a), together with Michael H. Lane and Ralph M. Cassell.

        “FCPA” means the Foreign Corrupt Practices Act of 1977.

        “Final Determination” means (a) with respect to federal Income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD and, with respect to Taxes other than federal Income Taxes, any final determination of liability in respect of a Tax that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), or (b) the payment of Tax by Seller, Buyer or any of their Affiliates, whichever is responsible for payment of such Tax liability under applicable law, with respect to any item disallowed or adjusted by a Taxing Authority, provided that such responsible party determines that no action should be taken to recoup such payment and the indemnifying party, if any, agrees.

        “Financing Documents” has the meaning set forth in Section 4.5.

        “Financial Statements” has the meaning set forth in Section 3.2.

        “Funds” has the meaning set forth in Section 6.2.

        “GAAP” means generally accepted accounting principles in the United States.

        “GECC Rate” means the base interest rate for commercial paper with maturities of or closest to 90 days placed by General Electric Capital Corporation.

        “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any federal, state, local or foreign Entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission, or instrumentality of the United States, any State of the United States or political subdivision thereof, and any tribunal or arbitral authority of competent jurisdiction, and any self-regulatory organization.

        “Hazardous Substances” means each and every element, compound, chemical mixture, contaminant, pollutant material, waste or other substance which is defined, determined or identified as hazardous or toxic under any Environmental Law or the Release of which is prohibited or restricted under any Environmental Law. Without limiting the generality of the foregoing, the term shall mean and include:

(a)	“hazardous substances” as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) (codified in scattered sections of 26 U.S.C., 33 U.S.C., 42 U.S.C., and 42 U.S.C. §9601 et seq.), or the Superfund Amendments and Reauthorization Act of 1986 (“SARA”) (codified in scattered sections of 10 U.S.C., 29 U.S.C., 33 U.S.C., and 42 U.S.C.), each as amended, and regulations promulgated thereunder;

(b)	“hazardous waste” as defined in the Resource Conservation and Recovery Act (“RCRA”) (42 U.S.C. §69011 et seq.), as amended, and regulations promulgated thereunder;
(c)	“hazardous materials” as defined in the Hazardous Materials Transportation Act, (49 U.S.C. §1801 et seq.), as amended, and regulations promulgated thereunder; and

(d)	“chemical substance or mixture” as defined in the Toxic Substances Control Act (“TSCA”) (15 U.S.C. §2601 et seq.), as amended, and regulations promulgated thereunder.

        “Income Tax” means any federal, state, provincial, local, or foreign income tax, including any interest, penalty, or addition thereto, whether disputed or not.

        “Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto, and including any amendment thereof.

        “Indebtedness” means, as of any date of determination, without duplication, (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) any indebtedness evidenced by any note, bond, debenture or other debt security, and (c) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business).

        “Intangibles” shall have the meaning assigned thereto in Section 3.5.

        “knowledge” (including the terms “to the knowledge of” or “Seller’s knowledge”) means the actual knowledge of the Executive Management of the Business or facts and information that should have been known to the Executive Management in the exercise of reasonable care and after due inquiry; provided that in Section 3.20 “knowledge” means only the actual knowledge of the Executive Management.

        “Laws” means statutes, regulations, ordinances, rules, orders, findings and other laws or authoritative pronouncements promulgated by a Governmental Authority.

        “Licenses” means licenses, permits, registrations, approvals, franchises or other authorizations, and means, when used as a verb, the act of granting a License.

        “Lien” means a restriction on voting or transfer or a pledge, lien, mortgage, hypothecation, collateral assignment, charge, encumbrance, easement, covenant, restriction, title defect, encroachment or security interest of any kind.

        “Material Customer” shall have the meaning set forth in Section 3.20.

        “Net Working Capital” means, as of any date of determination, (x) the sum of billed and unbilled accounts receivable (excluding any Retained Receivables which will be settled in accordance with Section 2.7 hereof), inventory (without giving effect to any excess and obsolete inventory reserves) and prepaid expenses as of such date (except prepaid Income Taxes and Income Tax refunds relating to operation of the Business through the Closing Date, interdivision receivables which will be eliminated in accordance with Section 2.6 and prepaid pension assets) minus (y) the sum of accounts payable and accrued expenses (except for (a) Taxes relating to operation of the Business through the Closing Date and interdivision payables which will be eliminated in accordance with Section 2.7 hereof, and (b) reserves relating to warranty liabilities), as of such date.

        “Neutral Auditor” has the meaning set forth in Section 2.5(c).

        “Orders” means judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency, arbitrator or other tribunal) and whether imposed or entered by consent.

        “Parent” means Laclede Steel Company, a Delaware corporation.

        “Permitted Liens” means:

(a)	servitudes, easements, restrictions, rights-of-way, encroachments and other similar rights in real property or any interest therein, provided the same are not of such nature alone or together as to adversely interfere with or affect in any material respect the use of the property subject thereto or materially affect its value; and

(b)	the encumbrances described in Schedule 1(c).

        “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

        “Plans” has the meaning set forth in Section 3.14(a).

        “Plan Arrangements” has the meaning set forth in Section 6.2.

        “Post-Closing Tax Period” has the meaning set forth in Section 7.2(b).

        “Pre-Closing Tax Period” has the meaning set forth in Section 7.2(b).

        “Premises” has the meaning set forth in Section 5.6.

        “Purchase Price” means Eleven Million Four Hundred Seventy-Five Thousand Six Hundred Ninety-Seven U.S. Dollars (U.S. $11,475,697), representing the aggregate cash consideration to be paid by Buyer to Seller at Closing pursuant hereto.

        “Resolution Period” has the meaning ascribed to such term in Section 2.5(b).

        “Retained Liabilities” means those liabilities of Seller that are not Assumed Liabilities.

        “Returns” means returns, reports and forms required to be filed with any Governmental Authority.

        “Schedule” or “Scheduled” means any Schedule hereto or of or pertaining to any such Schedule.

        “Seller” means Laclede Chain Manufacturing Company, a Delaware corporation.

        “Subject Assets” means all of the property and assets, tangible or intangible, primarily used in connection with the Business (other than the Excluded Assets), including the assets described in Schedule 1(d).

        “Subsidiary” means, with respect to any Person, any Entity a majority of the capital stock ordinarily entitled to vote for the election of directors of which, or if no such voting stock is outstanding, a majority of the equity interests of which, is owned directly or indirectly, legally or beneficially, by such Person or any other Person controlled by such Person.

        “Target Net Working Capital” means Twelve Million One Hundred Twenty-Five Thousand Six Hundred Ninety-Seven Dollars ($12,125,697)

        “Taxes” means all taxes (whether federal, state, provincial, local or foreign) based upon or measured by income and any other tax whatsoever, including, but not limited to, gross receipts, profits, capital, business, sales, use, occupation, goods and services, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise or property taxes, together with any interest or penalties imposed with respect thereto.

        “Transfer Taxes” has the meaning set forth in Section 7.2(a).

Article II.
Sale of Assets: Closing

        Section 2.1.    Purchase and Sale; Assumption of Liabilities.

        (a)    On the basis of the representations, warranties, covenants and agreements and subject to the satisfaction or waiver of the conditions set forth herein, Buyer hereby agrees to purchase from Seller and in consideration of the Purchase Price Seller hereby agrees to sell, convey, transfer, assign and deliver to Buyer, at the Closing, free and clear of all Liens (other than Permitted Liens), all of Seller’s right title and interest in and to the Subject Assets, and Seller hereby agrees to assign and Buyer hereby agrees to unconditionally assume and agree to pay, satisfy, discharge, perform and fulfill when due in accordance with their terms, and Buyer shall fully and forever hold Seller and any of its Affiliates harmless against, any and all Assumed Liabilities. All transactions at the Closing shall be deemed to be effective as of the close of business on the day immediately prior to the Closing Date, and events taking place and periods ending thereafter shall be deemed to have taken place or ended after the Closing Date.

        (b)    Seller shall retain all rights under and liabilities with respect to the Excluded Assets and the Retained Liabilities and Buyer shall have no rights under and no liabilities with respect to the Excluded Assets or the Retained Liabilities.

        Section 2.2.    Purchase and Sale; Assumption of Liabilities.

        At the Closing:

        (a)    Seller shall assign and transfer to Buyer the Subject Assets, and Buyer shall assume from Seller the due payment, performance and discharge of the Assumed Liabilities by delivery of (i) a General Assignment, Assumption and Bill of Sale in substantially the form attached hereto as Exhibit A (the “Bill of Sale and Assignment”), duly executed by Seller and Buyer, (ii) all such other good and sufficient instruments of conveyance, assignment and transfer, and such affidavits and other instruments in form and substance reasonably acceptable to Buyer’s counsel, as shall be effective to transfer to Buyer the Subject Assets, including lease and patent assignments, and (iii) such other good and sufficient instruments of assumption, in form and substance reasonably acceptable to Seller’s counsel, as shall be effective to cause Buyer to assume the Assumed Liabilities.

        (b)    Buyer shall pay by wire transfer (i) Ten Million Nine Hundred Seventy-Five Thousand Six Hundred Ninety-Seven Dollars ($10,975,697) of the Purchase Price in immediately available funds to the account specified by Seller, and (ii) Five Hundred Thousand Dollars ($500,000.00) of the Purchase Price to the Escrow Agent in accordance with an Escrow Agreement in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”).

        (c)    Seller shall deliver to Buyer, for filing by Buyer with the Delaware Secretary of State, duplicate originals of an amendment to Seller’s Certificate of Incorporation changing Seller’s name to a name dissimilar from “Laclede Chain Manufacturing Company,” and all other documents appropriate to permit Buyer to operate the Business under the name “Laclede Chain Manufacturing Company” in the jurisdictions where Seller is qualified to transact business, including the State of Missouri.

        (d)    Seller and Buyer shall deliver the certificates and other documents required to be delivered under Articles VIII and IX (together with the other documents specified in Sections 2.2(a), 2.2(b) and 2.2(c) the “Closing Documents”).

        Section 2.3.   Time and Place of Closing. The Closing shall take place on the Closing Date at 10:00 A.M., local time, at the offices of Bryan Cave LLP, in St. Louis, Missouri, or such other place or time as the parties may agree.

        Section 2.4.   Allocation of Asset Purchase Consideration.

        (a)    The Purchase Price and the Assumed Liabilities and all other capitalizable costs (hereinafter, the “Consideration”), to the extent properly taken into account under applicable provisions of the Code, shall be allocated on the Closing Balance Sheet among each of the Subject Assets in accordance with an allocation schedule to be agreed upon between Buyer and Seller not later than their agreement with respect to the Closing Balance Sheet (the “Allocation”). If Buyer and Seller do not agree upon the Allocation as described above, any disputed aspects of the Allocation shall be submitted to a Neutral Auditor selected in accordance with the procedures set forth in Section 2.5(c) hereof. The costs, expenses and fees of the Neutral Auditor shall be borne equally by Buyer and Seller. Buyer and Seller agree to act in accordance with the allocations contained in the Allocation in any relevant Returns or similar filings.

        (b)    Except as required by a Final Determination, Seller and Buyer agree to (i) be bound by the Allocation, (ii) act in accordance with the Allocation in the preparation of financial statements and filing of all Returns under the Code and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (iii) take no position and cause their Affiliates to take no position inconsistent with the Allocation for federal, state or provincial Income Tax purposes.

        Section 2.5.    Purchase Price Adjustment.

        (a)    Within 60 days following the Closing, Seller shall deliver to Buyer a balance sheet relating to the Business as of the close of business on the business day immediately preceding the Closing Date (such balance sheet, the “Closing Balance Sheet”). The Closing Balance Sheet shall fairly present the financial position of the Business and shall be prepared in accordance with the same accounting methods, policies, practices and procedures with consistent classifications, judgments, and valuation and estimation methodologies as used in the preparation of the Financial Statements. During the preparation of the Closing Balance Sheet and the period of any dispute within the contemplation of this Section 2.5, Buyer shall (i) provide Seller and Seller’s authorized representatives with reasonable access to the Subject Assets and the Assumed Employees, (ii) provide Seller within ten (10) business days after the Closing Date with normal month-end closing financial information for the period ending on the Closing Date, and (iii) cooperate fully with Seller and Seller’s authorized representatives, including the provision on a timely basis of all information necessary or useful in preparing the Closing Balance Sheet.

        (b)    Seller shall deliver a copy of the Closing Balance Sheet to Buyer promptly after it has been prepared. After receipt of the Closing Balance Sheet, Buyer shall have twenty (20) days to review the Closing Balance Sheet, together with the work papers used in the preparation thereof. Buyer and its authorized representatives shall have reasonable access to all relevant books and records and employees of Seller to the extent required to complete their review of the Closing Balance Sheet. Buyer may dispute only those items reflected on the Closing Balance Sheet which relate to Net Working Capital and only on the bases that (i) such amounts were not arrived at in accordance with the same accounting methods, policies, practices and procedures with consistent classifications, judgments, and valuation and estimation methodologies as used in the preparation of the Financial Statements or (ii) clear error. Buyer shall only be entitled to dispute the Closing Balance Sheet if Buyer’s good faith estimate of the Net Working Capital as of the close of business on the business day immediately preceding the Closing Date differs from the Net Working Capital as shown on the Closing Balance Sheet by an amount in excess of $100,000.00. Unless Buyer delivers written notice to Seller on or prior to the 20th day after Buyer’s receipt of the Closing Balance Sheet specifying in reasonable detail all disputed items and the basis therefor (a “Dispute Notice”) and the amount in dispute is in excess of $100,000.00, Buyer shall be deemed to have accepted and agreed to the Closing Balance Sheet. If Buyer so notifies Seller of its objection to the Closing Balance Sheet, Buyer and Seller shall, within thirty (30) days following such Dispute Notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive. If following resolution of any disputed amounts there do not remain in dispute amounts the aggregate net effect of which exceeds $100,000.00, then all amounts remaining in dispute shall be deemed to have been resolved in favor of the Closing Balance Sheet delivered by Seller to Buyer.

        (c)    If at the conclusion of the Resolution Period the aggregate net effect of all amounts remaining in dispute exceeds $100,000.00, then all amounts remaining in dispute shall be submitted to a firm of nationally recognized independent public accountants (the “Neutral Auditor”) selected by Seller and Buyer within ten (10) business days after the expiration of the Resolution Period. If Seller and Buyer are unable to agree on the Neutral Auditor, then Buyer and Seller shall each have the right to request the American Arbitration Association to appoint the Neutral Auditor, which shall not have had a material relationship with Buyer or Seller within the past two years. Each party agrees to execute, if requested by the Neutral Auditor, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor shall be borne equally by Seller and Buyer. Using the same accounting methods, policies, practices and procedures used in the preparation of the Financial Statements, the Neutral Auditor shall act as an arbitrator to determine, based solely on presentations by Seller and Buyer, and not by independent review, only those issues still in dispute. In no event may the Neutral Auditor consider any issues, amounts or matters not disputed within the twenty-day period provided in Section 2.5(b) hereof. The Neutral Auditor’s determination shall be made within thirty (30) days of its selection, shall be set forth in a written statement delivered to Seller and Buyer and shall be final, binding and conclusive.

        (d)    The Purchase Price shall be (i) increased dollar for dollar to the extent Net Working Capital reflected in the Adjusted Closing Balance Sheet exceeds Target Net Working Capital, or (ii) decreased dollar for dollar to the extent Net Working Capital reflected in the Adjusted Closing Balance Sheet is less than Target Net Working Capital. Any adjustments to the Purchase Price made pursuant to this Section 2.5(d) shall bear interest from the Closing Date through the date of payment at the publicly announced GECC Rate on the Closing Date. Any adjustments to the Purchase Price made pursuant to this Section 2.5(d) shall be paid by wire transfer in immediately available funds to the account specified by the party to whom such payment is owed within five business days after the Adjusted Closing Balance Sheet is agreed to by Buyer and Seller or any remaining disputed items are ultimately determined by the Neutral Auditor, and otherwise in accordance with the Escrow Agreement.

        Section 2.6.    Nonassignable Contracts. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any claim, contractual obligation, authorization of a Governmental Authority, lease, commitment, sales, service or purchase order, or any claim, right or benefit arising thereunder or resulting therefrom, if the Asset Purchase would be deemed an attempted assignment thereof without the required consent of a third party thereto and would constitute a breach thereof or in any way affect the rights of Seller or Buyer thereunder. If such consent is not obtained, or if the consummation of the Asset Purchase would affect the rights of Seller thereunder so that Buyer would not in fact receive the benefit of all such rights, Seller, at the Closing, shall assign to Buyer the full benefit of all such rights and grant to Buyer an irrevocable power of attorney to perform Seller’s covenants and obligations and enforce Seller’s rights thereunder in the name of Seller but for the benefit of Buyer. Seller shall use commercially reasonable efforts to obtain such benefits for Buyer and shall cooperate with Buyer in any arrangement designed to provide for the benefits thereof to Buyer, including subcontracting, sublicensing or subleasing to Buyer or enforcement for the benefit of Buyer of any and all rights of Seller against a third party thereto arising out of the breach or cancellation by such third party or otherwise; and any assumption by Buyer of obligations thereunder whether by operation of Law in connection with the Asset Purchase which shall require the consent or approval of any third party shall be made subject to such consent or approval being obtained.

        Section 2.7.   Intercompany Accounts. As of the close of business on the day immediately preceding the Closing Date all intercompany receivables or payables and loans between Seller, on the one hand, and Parent, on the other hand, shall be cancelled.

Article III.
Representations and Warranties of Seller

        Seller hereby represents and warrants to Buyer as follows:

        Section 3.1.   Incorporation; Authorization; Conflicts; Etc.

        (a)    Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to transact business in the jurisdictions set forth on Schedule 3.1(a), which constitute all of the jurisdictions in which the nature of property owned or leased on behalf of Seller or the conduct of Seller requires it to be so qualified, except where the failure to be in good standing or to be duly qualified to transact business, would not, individually or in the aggregate, reasonably be expected to have an Adverse Effect on Seller.

        (b)    Seller has all requisite corporate power and authority to own the properties and assets employed by Seller, to carry on Seller’s business as it is now being conducted (including, without limitation, the Business), to execute and deliver this Agreement and the Collateral Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Collateral Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate proceedings on the part of Seller and Parent. The execution, delivery and performance of this Agreement and the Collateral Documents and the consummation of the transactions contemplated hereby and thereby will not (i) violate any provision of the organizational documents of Seller or any of its Affiliates, (ii) except as described in Schedule 3.1(b), violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any Person to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition of any Lien upon any of the Subject Assets, pursuant to, any material Contract or Order to which Seller or any of its Affiliates is a party or by which any of them is bound, or (iii) except as described in Schedule 3.1(b), violate or conflict with any other material restriction of any kind or character to which Seller or any of its Affiliates is subject, that, in the case of either of clauses (ii) or (iii), would, individually or in the aggregate, reasonably be expected to Adversely Affect the Business. This Agreement has been, and upon Closing the Collateral Documents will be, duly executed and delivered by Seller and Parent, and, assuming the due execution hereof and thereof by Buyer, this Agreement constitutes, and the Collateral Documents will constitute, the legal, valid and binding obligation of Seller and Parent, enforceable against Seller and Parent in accordance with its respective terms.

        (c)    No person other than Buyer has any Contract to purchase or acquire from Seller any of the Subject Assets, other than the sale of inventory in the ordinary course of the Business.

        (d)    Except as otherwise provided in this Agreement, at the Closing, Seller will deliver to Buyer good title to the Subject Assets free and clear of all Liens, except Permitted Liens.

        (e)   Seller has no subsidiary and does not directly or indirectly control or own any interest in any Entity.

        Section 3.2.    Financial Statements. Attached hereto as Schedule 3.2 are true and complete copies of the unaudited balance sheet and unaudited statements of income of the Business as of and for the year ended September 30, 2001 and as of and for the one month ended October 31, 2001 (collectively, the “Financial Statements”). The Financial Statements fairly present the financial position of Seller as of their respective dates, but have been prepared for the internal business planning purposes of Seller in the conduct of the Business, and do not contain the adjustments necessary to conform with GAAP.

        Section 3.3.   Undisclosed Liabilities. Except as described in Schedule 3.3 or the other Schedules hereto, (i) and except as reflected, reserved against or otherwise disclosed in the Financial Statements, at October 31, 2001, to the Seller’s knowledge there were no material liabilities or obligations relating to the Business that would be required to be reflected on a balance sheet (including the notes thereto) prepared in accordance with GAAP that are not so reflected and (ii) since October 31, 2001 Seller has not incurred any obligations or liabilities relating to the Business, other than obligations and liabilities incurred in the ordinary course of business consistent with past practice of the Business, except for such liabilities or obligations under clause (i) or (ii) above as would not reasonably be expected to have an Adverse Effect on the Business.

        Section 3.4.   Absence of Certain Changes. Since October 31, 2001, Seller has carried on the Business and conducted its operations and affairs only in the ordinary and normal course consistent with past practice and there has not been any (a) Adverse Change in the financial condition, assets, liabilities or operations of the Business (except for any change resulting from (i) general economic, financial or market conditions, or (ii) conditions or circumstances generally affecting the industry in which the Business is conducted), (b) material damage, destruction or loss (whether or not covered by insurance) affecting the Subject Assets, or (c) action taken by Seller which, if taken between the date hereof and Closing, would be prohibited by Section 5.3 hereof.

        Section 3.5.   Properties; Title to Assets.

        (a)    Seller has (or will have prior to the Closing Date) good title to, or holds by valid and existing lease or License, all real and tangible personal property constituting the Subject Assets, free and clear of all Liens except Permitted Liens.

        (b)    The Subject Assets will, at the Closing Date, include all right, title and interest in and to all real and personal property, tangible and intangible (other than (i) the Excluded Assets and (ii) Seller’s and Parent’s goodwill not associated with the Business) used or held by Seller for use in the operation of the Business as conducted on the date hereof.

        (c)    Schedule 3.5 lists all patents, trademarks, trade names, trade applications, service marks, registrations, copyrights, domain names, websites, licenses to and similar intangible rights and applications therefor used primarily in the operation of the Business as currently conducted (collectively, the “Intangibles”). Except as set forth on Schedule 3.5, Seller owns or, to Seller’s knowledge, holds valid license rights to, all Intangibles free and clear of all material Liens. None of the Intangibles is subject to any pending or, to Seller’s knowledge, threatened challenge or claim of infringement. To Seller’s knowledge, Seller has not infringed, and none of the Intangibles infringes, any proprietary or intellectual property right of any Person.

        Section 3.6.   Real Property Leases. Schedule 3.6 contains a true, correct and complete list of all leases and subleases of real and mixed property under which Seller is a lessor or lessee (the “Real Property Leases”). Seller has good, marketable and indefeasible title to all the leasehold estates created by the Real Property Leases, all free and clear of Liens, easements, restrictions and reservations except only for Permitted Liens. Seller has quiet and peaceable possession of each of the properties under the Real Property Leases and Seller agrees to warrant and defend the leasehold estate created under each Real Property Lease for the remainder of the term set forth therein against any and every Person who may claim the same or any part thereof.

        Section 3.7.   Litigation; Orders. Except as disclosed in Schedule 3.7, there is no action, suit, proceeding or investigation pending or, to Seller’s knowledge, threatened, against Seller. Except as described in Schedule 3.7, there are no Orders against Seller or its properties or business.

        Section 3.8.   Material Contracts. Except as described in Schedule 3.5, Schedule 3.6 or Schedule 3.8, the Subject Assets do not include any (a) employment or consulting agreement, (b) distributor or manufacturer’s representative Contract, (c) joint venture or similar Contract, (d) note, mortgage, indenture, other obligation, agreement or other instrument for or relating to any Indebtedness, (e) Contracts for the purchase by Seller or, after giving effect to the Asset Purchase, Buyer of goods and/or services involving an estimated total future payment or payments in excess of $5,000, (f) Contracts for the sale by Seller, or, after giving effect to the Asset Purchase, Buyer of goods and/or services relating to the Business and involving an estimated total future payment or payments in excess of $5,000, (g) leases, whether of real or personal property, (h) noncompetition, nonsolicitation or other agreements which impose restrictions on the Business, or (i) other Contracts entered into other than in the ordinary course of business, involving an estimated total future payment or payments in excess of $10,000, in each case, as to which Seller is the obligor. With respect to all such Contracts, except as described in Schedule 3.8, Seller is not, and to Seller’s knowledge, no other party to any such Contract is in breach thereof or default thereunder, and there does not exist under any provision thereof, as of the date hereof, any event that, with the giving of notice or the lapse of time or both, would constitute such a breach or default. Schedule 3.8 sets forth all forms of Seller’s product or service warranties or guaranties currently in effect or for which Seller may be responsible.

        Section 3.9.   Licenses, Approvals, Other Authorizations, Reports, Etc.

        (a)    Except as described in Schedule 3.9(a), Seller has all Licenses (except for Licenses under Environmental Laws for which Section 3.13 is applicable) that are required in order to permit Seller to carry on the Business as it is presently conducted, except where the failure to have such Licenses would not, individually or in the aggregate, reasonably be expected to have an Adverse Effect on the Business or the Subject Assets. All such Licenses are in full force and effect, and Seller is in compliance with the terms of such Licenses, except where the failure of such Licenses to be in full force and effect, or of Seller to be in compliance with such Licenses would not, individually or in the aggregate, reasonably be expected to have an Adverse Effect on the Business.

        (b)    There is no requirement to make any filing with, give any notice to or to obtain any License of any Governmental Authority as a condition to the lawful consummation of the transactions contemplated by this Agreement except for the filings, notifications, Licenses, permits, certificates, registrations, consents and approvals described in Schedule 3.9(b) or which relate solely to the identity of Buyer or the nature of any business carried on by Buyer.

        Section 3.10.   Labor Matters. Seller is not a party to any collective bargaining agreement or other Contract with any labor union or employee association nor made any written commitments to or conducted any negotiations with any labor union or employee association with respect to any future agreements and to Seller’s knowledge there are no current attempts to organize or establish any labor union or employee association with respect to any employees of Seller or of any contractor or agency with which Seller has a contract for the provision to the Business of personnel or the services of personnel, nor is there any certification of any such union with regard to a bargaining unit except as described in Schedule 3.10.

        Section 3.11.   Executive Management and Employees. Schedule 3.11(a) lists all executive management of the Business. Seller has provided Buyer a complete and accurate list of the names of all Employees as of the date of this Agreement. Schedule 3.11(b) lists all Employees who have been absent continually from work for a period in excess of one month, as well as the reason for their absence.

        Section 3.12.   Compliance with Laws. Except as may be indicated in the Schedules hereto, to the knowledge of Executive Management, the conduct of the Business by Seller complies with all Laws and Orders applicable thereto, except for violations or failures so to comply, if any, that would not reasonably be expected to have an Adverse Effect on the Business or except as may be indicated in Section 3.13 or Section 3.14 and the Schedules thereto. Neither the Executive Management of the Business nor to their knowledge any agent or representative of Seller or the Business has offered, paid, promised to pay or authorized the payments of any money, or offer, gift, promise to give or authorization of the giving of anything of value to any person, nor does the Seller know of any such act by the Business, in violation of the FCPA.

        Section 3.13.   Environmental Matters.

        Except as set forth on Schedule 3.13:

        (a)    Seller, in its operation of the Business (including the use and maintenance of its leased properties), to the knowledge of Executive Management, is in compliance with all applicable Environmental Laws except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have an Adverse Effect on the Subject Assets.

        (b)    Seller has or has applied for all Licenses required under Environmental Laws for the operation of the Business as presently conducted (including the use and maintenance of its leased properties) (the “Environmental Permits”) and there are no violations, and no pending, or, to the knowledge of Seller, threatened, investigations or proceedings with respect to such Environmental Permits except where the failure to have such Environmental Permits or where the violation, investigation or proceeding relating thereto would not, individually or in the aggregate, reasonably be expected to have an Adverse Effect on the Business.

        (c)    Since January 1, 1997, no written notice, notification, demand, request for information, citation, summons, complaint or Order has been received by, is pending, or, to the knowledge of Seller, threatened by any Person against, Seller in connection with the Business (including the use and maintenance of its leased properties) nor has any material penalty been assessed against Seller for any alleged violation of any Environmental Law or liability thereunder.

        Section 3.14.   Employee Benefits.

        (a)    Schedule 3.14 identifies each retirement, pension, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit which is maintained, or otherwise contributed to or required to be contributed to, by Seller relating to the Business or the Subject Assets for the benefit of Assumed Employees or former employees of Seller (the “Plans”).

        (b)    With respect to each Plan, Seller has delivered or made available to Buyer a current, accurate and complete copy therefor (or, in the case of any unwritten or multiemployer plan, a description thereof) and, to the extent applicable (i) any summary plan description and other written communications by Seller to any Employee concerning the extent of the benefits provided under a Plan, and (ii) copies of the most recent actuarial valuation filed with the applicable regulatory authorities in respect of each Plan that is a pension plan.

        (c)    The Plans established for the Employees are administered in all material respects under all applicable laws, and, in accordance with all Contracts between Seller and the Employees of the Business, all required employer contributions to the Plans have been made; and all required Employee contributions under the Plans have been collected and remitted (where applicable).

        (d)    With respect to each Plan which is subject to the minimum funding standards of Section 412 of the Code, there has occurred no failure to meet the minimum funding standards of Section 412 of the Code, and no such Plan has incurred an “accumulated funding deficiency” within the meaning of such section, whether or not waived.

        (e)    Except as indicated in Schedule 3.14(i), neither Seller nor any member of the controlled group under Code Section 414 contributes to any “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA, and neither Seller nor a member of the controlled group has in the past six years withdrawn in a complete or partial withdrawal from any multiemployer plan or incurred any actual or contingent liability under Section 4204 of ERISA.

        (f)    No amounts paid or payable by Seller will fail to be deductible for federal income tax purposes by reason of Section 280G of the Code.

        (g)    Neither Seller nor any other entity treated as a single employer with Seller (i) has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act, as it may be amended from time to time, and (ii) within the six-month period immediately following the closing, will incur any such liability or obligation if, during such six-month period, only terminations of employment in the normal course of operations occur.

        (h)   Except as described in Schedule 3.14:

(i)	all reports, returns and similar documents (including applications for approval of contributions) with respect to any Plan required to be filed with any Governmental Agency or distributed to any Plan participant have been duly filed on a timely basis or distributed;

(ii)	since January 1, 1999, no notice in writing has been received by Seller of any complaints or other proceedings of any kind involving Seller or any of the Employees before any pension board or committee relating to any Plan or to the Business or the Subject Assets; and

(iii)	Seller has not made any application for a funding waiver or holiday or any extension of an amortization period in respect of any Plan.

        Section 3.15.   Brokers, Finders, Etc. Other than Gordian Group LLP, Seller has not employed nor is it subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement. Seller shall be responsible for the fees, commissions, and expenses of Gordian Group, LLP.

        Section 3.16.   No Implied Representation. Notwithstanding anything contained in this Agreement, it is the explicit intent of each party hereto that Seller is making no representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, including any implied warranty or representation as to condition, merchantability, or suitability as to any of the Subject Assets and it is understood that, except as expressly warranted in this Agreement, Buyer takes the Subject Assets as is and where is. It is understood that any cost estimates, projections or other predictions contained or referred to in the Schedules or in the offering materials that have been provided to Buyer are not and shall not be deemed to be representations or warranties of Seller.

        Section 3.17.   Schedules.

        (a)    Any matter set forth in any Schedule shall be deemed to be referred to on all other Schedules to which such matter logically relates and where such reference would be appropriate and can reasonably be inferred from the matters disclosed on the first Schedule as if set forth on such other Schedules.

        (b)    The inclusion of any item on any Schedule to this Agreement shall not be construed as an indication that such item is material in any respect.

        (c)   Seller shall be obligated to revise or update the Schedules attached hereto as of the Closing.

        Section 3.18.   Insurance. Seller has insured the Subject Assets against loss or damage in the amount, scope and coverage usually and customarily obtained in the industry in which the Business operates, and such insurance coverage will be continued in full force and effect to and including the Closing Date. Schedule 3.18 sets out all insurance policies (specifying the insurer, the amount of coverage, the type of insurance, the policy number and any pending claims thereunder) maintained by Seller on the Subject Assets as of the date hereof. Seller is not in default in any material respect with regard to any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim under any such insurance policy in a due and timely fashion.

        Section 3.19.   Disclaimer Regarding Assets. Except as otherwise expressly provided in this Agreement, Buyer acknowledges that Seller has not made, and Seller hereby expressly disclaims and negates, any representation or warranty, express or implied, relating to the condition of any immovable property, movable property, equipment, inventory, machinery, fixtures and personal property constituting part of the Subject Assets (including, without limitation, (i) any implied or express warranty of merchantability, (ii) any implied or express warranty of fitness for a particular purpose, (iii) any implied or express warranty of conformity to models or samples of materials, (iv) any rights of Buyer under appropriate statutes to claim diminution of consideration or return of the Purchase Price, (v) any implied or express warranty of freedom from vices or defects, whether known or unknown, (vi) any implied or express warranty of freedom from patent or trademark infringement, (vii) any and all implied warranties existing under applicable law now or hereafter in effect, and (viii) any implied or express warranty regarding environmental condition) it being the express intention of Buyer and Seller that (except to the extent expressly provided herein) the immovable property, movable property, equipment, inventory, machinery, fixtures and personal property shall be acquired by or conveyed to Buyer as is and in their present condition and state of repair and Buyer will accept the immovable property, movable property, equipment, inventory, machinery, fixtures and personal property as is, in their present condition and state of repair.

        Section 3.20.   Customers and Suppliers. The ten largest customers of Seller in each of the last three fiscal years and the percentage of the gross revenue of Seller contributed by each is set forth on Schedule 3.20 hereto (the “Material Customers”). The relationships of Seller with the Material Customers and suppliers of raw materials to Seller are good commercial working relationships. No Material Customer or supplier (i) has canceled or, to Seller’s knowledge, threatened to cancel or otherwise modify its relationship with Seller, or (ii) to Seller’s knowledge, intends to cancel or otherwise modify its relationship with Seller, or (iii) to Seller’s knowledge or belief will likely not establish a relationship with Buyer on terms and conditions substantially similar to those previously maintained with Seller. No Material Customer or supplier of raw materials or supplies to Seller is an Affiliate of Seller.

        Section 3.21.   Product Liability Claims. Schedule 3.21 sets forth the product liability experience of Seller from January 1, 1997 to the date hereof, including the date of each product liability claim, the name of the product involved, the amount claimed as damages, the nature of the injury or other loss and the current status of the claim. Other than as described in Schedule 3.21, during the periods of time covered by the Schedule there has been no claim, notice of claim, demand, investigation or other indication in writing or otherwise, received by Seller, respecting death, personal injury, damage to property or other loss or dangerous condition that was, or was claimed to be, related to or caused by a product that was manufactured, distributed or sold by Seller.

        Section 3.22.   Disclosure. No representation or warranty of Seller in this Agreement, any Collateral Document, or any certificate to be furnished by Seller pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit a material fact necessary to make the statement contained therein not misleading.

Article IV.
Representations and Warranties of Buyer

        Buyer hereby represents and warrants to Seller as follows:

        Section 4.1.   Incorporation; Authorization; Etc. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Missouri. Buyer has full corporate power to execute and deliver this Agreement and the Collateral Documents, to perform its obligations hereunder thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Collateral Documents, the performance of Buyer’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Buyer and no other corporate proceedings or actions on the part of Buyer, its Board of Directors or stockholders are necessary therefor. The execution, delivery and performance of this Agreement and the Collateral Documents will not (i) violate any provision of the charter or bylaws or similar organizational instrument of Buyer or any of its Affiliates, (ii) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition of any lien upon or the creation of a security interest in any of Buyer’s or any of its Affiliates’ assets or properties pursuant to, any Contract or Order to which Buyer or any of its Affiliates is a party or by which Buyer or any of its Affiliates is bound, or (iii) violate or conflict with any other material restriction of any kind or character to which Buyer or any of its Affiliates is subject, that, in the case of either of clauses (ii) or (iii), would, individually or in the aggregate, reasonably be expected to have an Adverse Effect on Buyer or Buyer and its subsidiaries, taken as a whole. This Agreement has been, and upon Closing the Collateral Documents will be, duly executed and delivered by Buyer, and, assuming the due execution hereof and thereof by Seller, this Agreement constitutes, and the Collateral Documents will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms.

        Section 4.2.   Brokers, Finders, Etc. Other than Omnia Group, Buyer has not employed, and is not subject to the valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement. Buyer shall be responsible for the fees, commissions and expenses of Omnia Group.

        Section 4.3.   Consents, Approvals, Other Authorizations. No filing, notice to or authorization, consent or approval of, any Governmental Authority is required to be made, filed, given or obtained by Buyer or any of its Affiliates, in connection with the consummation of the Asset Purchase except for (i) those that become applicable solely as a result of the specific regulatory status of Seller, or (ii) the failure to make, file, give or obtain which would not, individually or in the aggregate, reasonably be expected to have an Adverse Effect on Buyer.

        Section 4.4.   Acquisition of Subject Assets and Operation of the Business for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Business and the Subject Assets, its assumption of the Assumed Liabilities and its operation of the Business. Buyer confirms that Seller has made available to Buyer the opportunity to ask such questions of the officers of Seller and management employees of Seller and to acquire such additional information about the business and financial condition of Seller, as Buyer deems sufficient for purposes hereof.

        Section 4.5.   Financial Capability. Buyer has, or has received firm written commitments from financially responsible third parties to obtain, funds necessary to consummate the Asset Purchase and to pay related fees and expenses. Copies of definitive agreements or commitment letters relating to such financing have been supplied to Seller by Buyer (the “Financing Documents”). Buyer is not aware of any facts or circumstances that create a reasonable basis for Buyer to believe that it will not be able to obtain financing in accordance with the terms of the Financing Documents. Buyer will not waive, release, modify, rescind, terminate or otherwise amend any of the material terms or conditions in the Financing Documents in a manner which could reasonably be expected to adversely affect the ability of Buyer to obtain the financing and consummate the Asset Purchase and the transactions contemplated hereby, without the prior written consent of Seller. Assuming that the financing contemplated by the Financing Documents is consummated in accordance with the terms thereof, the funds to be borrowed by, and/or provided thereunder to, Buyer will provide sufficient funds to pay the Purchase Price, plus any adjustments to the Purchase Price, and all related fees and expenses.

        Section 4.6.   Solvency. After giving effect to the Asset Purchase and the consummation of the other transactions contemplated by this Agreement, the Buyer: (a) will own assets the fair saleable value of which are (i) greater than the total amount of liabilities (including contingent liabilities) of the Buyer as of the Closing Date and (ii) greater than the amount that will be required to pay the probable liabilities of the Business considering all financing alternatives and potential asset sales reasonably available to the Buyer; (b) will not have capital that will be unreasonably small in relation to its business as presently conducted or as reasonably contemplated; and (c) Buyer does not intend to incur and does not believe that it will incur debts beyond its ability to pay such debts as they become due.

Article V.
Covenants of Seller and Buyer

        Section 5.1.   Investigation of Business; Access to Properties, Records.

        (a)    Seller shall afford to representatives of Buyer reasonable access to the offices, plants, properties, books and records of Seller during normal business hours, in order that Buyer may have full opportunity to make such investigations as it desires of the affairs of Seller to the extent such affairs relate to the Business, the Subject Assets and the Assumed Liabilities; provided, however, that such investigation shall not unreasonably disrupt the personnel and operations of Seller. At Buyer’s request and expense, Seller shall cooperate with Buyer in arranging any meetings as Buyer may reasonably request with (i) employees employed in the Business; (ii) customers, suppliers, distributors or others who have a business relationship with Seller in respect of the Business; and (iii) auditors and accountants engaged to provide services to Seller who have knowledge of matters relating to the Business or the Subject Assets. If, in the course of any investigation pursuant to this Section 5.1, Buyer discovers any breach of any representation or warranty contained in this Agreement or any circumstances or conditions that upon Closing would constitute such a breach, Buyer covenants that it will use its reasonable efforts in good faith to inform Seller.

        (b)    Any information provided to Buyer or Seller or their representatives pursuant to this Agreement shall be held by the receiving party and its representatives in accordance with, and shall be subject to the terms of, the Confidentiality Agreement dated November 26, 2001 by and between Parent and Buyer, which is hereby incorporated in this Agreement as though fully set forth herein.

        (c)    Buyer agrees to (i) hold all of the books and records of Seller acquired hereunder existing on the Closing Date and not to destroy or dispose of any thereof for a period of six (6) years from the Closing Date or such longer time as may be required by Law, and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to Seller and (ii) following the Closing Date to afford Seller, its accountants and counsel, during normal business hours, upon reasonable request, full access to such books, records and other data and to the Assumed Employees to the extent that such access may be requested for any legitimate purpose, including without limitation responding to Governmental Authorities, defending or prosecuting litigation (other than litigation against Buyer or Buyer’s Affiliates) and preparation of Income Tax Returns and other tax filings, at no cost to Seller (other than for reasonable out-of-pocket expenses); provided, however, that nothing herein shall limit any of Seller’s rights of discovery. Buyer shall have the same rights, and Seller the same obligations, as are set forth above in this Section 5.1(c), with respect to any material nonprivileged records of Seller pertaining to the Subject Assets or to the Assumed Liabilities that are retained by Seller, with the exception of Returns relating to Taxes that are not the responsibility of Buyer.

        Section 5.2.   Best Efforts; Obtaining Consents.

        (a)    Subject to the terms and conditions herein provided, each of Seller and Buyer agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable, the transactions contemplated by this Agreement and to cooperate with the other in connection with the foregoing, including using commercially reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to material Contracts and Licenses, (ii) to obtain all consents, approvals and authorizations that are required to be obtained under any Law, (iii) to lift or rescind any Order adversely affecting the ability of the parties hereto to consummate the Asset Purchase, (iv) to effect any necessary registrations and filings and submissions of information requested by Governmental Authorities, and (v) to fulfill all conditions to this Agreement. Seller and Buyer further covenant and agree, with respect to a threatened or pending Order or Law that would adversely affect the ability of the parties hereto to consummate the Asset Purchase, to use commercially reasonable efforts to prevent the entry, enactment or promulgation thereof, as the case may be.

        (b)    In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Section 5.2, the proper officers and/or directors of Buyer, including, to the extent applicable, any Entity designated to hold the Subject Assets, shall take all such necessary action.

        Section 5.3.    Conduct of Business. From the date hereof through the Closing, except as described in Schedule 5.3 or otherwise provided for in, or contemplated by, this Agreement, and, except as consented to or approved by Buyer in writing (which consent shall not be unreasonably withheld or delayed), Seller covenants and agrees that, with respect to the Business:

        (a)   Seller shall conduct the Business in the ordinary and usual course in all material respects in accordance with past practices;

        (b)    except as otherwise provided for in or contemplated by this Agreement, Seller shall not (i) assume, incur or guarantee any obligation for Indebtedness which would constitute, or increase Buyer’s obligation respecting, an Assumed Liability, (ii) cancel or compromise, except in the ordinary course of business consistent with past practice, any debts owed to it that would constitute, or decrease the value of Buyer’s right respecting, a Subject Asset or (iii) waive or release any rights of material value relating to the Subject Assets;

        (c) except in the ordinary course of business and consistent with past practice, Seller shall not (i) sell, transfer, distribute as a dividend in kind or otherwise dispose of any Subject Assets (other than inventory in the ordinary course of business consistent with past practice), (ii) create or permit to exist any new Lien on any Subject Asset (other than a Permitted Lien), or (iii) enter into any joint venture, partnership or other similar arrangement or form any other new material arrangement for the conduct of the Business; and

        (d) except in the ordinary course of business or as required by Law, Contract or the terms of any Plan existing on the date hereof, Seller shall not hereafter (i) increase the base compensation of, or enter into any new bonus or incentive agreement or arrangement not consistent with Seller’s policies respecting such agreements with, any of the Employees; (ii) pay or agree to pay any pension, retirement allowance or other employee benefit to any Employee, whether past or present not otherwise required by Contract or under any Plan in effect on the date hereof; (iii) enter into any express new employment, severance, consulting or other compensation agreement with any Employee; or (iv) commit itself to any pension, profit sharing, deferred compensation, group insurance, severance pay, retirement or other Plan, fund or similar arrangement in addition to those in effect on the date hereof and intended exclusively for the Employees, or amend or commit itself to amend any of such Plans or similar plans intended for the benefit of Seller’s employees generally if the effect thereof would exclusively benefit the Employees.

        Section 5.4.   Further Assurances. Seller and Buyer agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably required or desirable to carry out the purposes and intent of this Agreement, including (i) allocating rights and obligations under Contracts and other arrangements, if any, relating to business of Seller and its Affiliates (other than the Business), on the one hand, and relating to the Business on the other, and (ii) allocating rights and obligations under Contracts and other arrangements, if any, relating to the Assumed Liabilities. In case at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary or desirable action.

        Section 5.5.   Public Announcements. Prior to Closing and for 60 days thereafter, Seller and Buyer will consult with each other before issuing, or permitting any agent or Affiliate to issue, any press releases or otherwise making or permitting any agent or Affiliate to make, any public statements with respect to this Agreement and the transactions contemplated hereby, and, except as may be required by applicable Law or any listing agreement with any securities exchange, will not issue any such press release or make any such public statement, unless the text of such statement shall have been agreed upon by the parties.

        Section 5.6.   Phone System Maintenance. During its occupancy of premises at 440 N. Fourth Street, St. Louis, Missouri (the "Premises"), Buyer at its expense will take all actions necessary or appropriate to maintain telephone services for Parent at the Premises (including maintaining all "800" toll-free numbers and internal extension numbers now used by Parent) in the same manner and at the same service level as maintained by Parent before the Closing.

Article VI.
Employees, Employee Benefits and Other Transitional Matters

        Section 6.1.   Hiring Employees; Comparable Benefits. Buyer will offer employment to the Employees listed on Schedule 6.1 (the “Assumed Employees”) at wages, salaries and commissions reasonably comparable in the aggregate to those provided by Seller to the Employees on the date hereof.

        Section 6.2.   Access to Books and Records. To ensure the proper application of Buyer’s benefit plans, as soon as practicable after the Closing Date, Buyer shall receive from Seller (a) such information concerning each Assumed Employee’s period of employment with Seller as Buyer may reasonably require to determine service for eligibility and benefit accrual purposes and (b) such information concerning the terms of Seller’s welfare benefit plans and concerning each Assumed Employee’s benefit utilization under welfare benefit plans as Buyer may reasonably request.

Article VII.
Tax Matters

        Seller covenants for the benefit of Buyer, and Buyer covenants for the benefit of Seller, as follows:

        Section 7.1.   Taxes and Refunds.

        (a)    Except for the Assumed Liabilities and as provided in Section 7.2, Seller shall be responsible for all Taxes with respect to taxable periods (or portions thereof) ending on or before the Closing Date and Seller shall be entitled to any refunds or credits of Taxes attributable to or arising in taxable periods ending on or before the Closing Date.

        (b)    Except for the Assumed Liabilities and as provided in Section 7.2, Buyer shall be responsible for all Taxes with respect to taxable periods (or portions thereof) beginning on or after the Closing Date with respect to the Business or the use of the Subject Assets and Buyer shall be entitled to any refunds or credits of Taxes attributable to or arising in taxable periods beginning on or after the Closing Date.

        Section 7.2.   Allocation of Transfer and Property Taxes.

        (a)    All excise, sales, use, value added, registration, stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees including any deficiencies, interest, penalties, additions to tax or additional amounts excluding any Income Taxes (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne by Buyer. Buyer and Seller shall use reasonable efforts to minimize the amount of all Transfer Taxes and shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation. The party that is required by applicable law to make the filings, reports, or returns and to handle any audits or controversies with respect to any applicable Transfer Taxes shall do so, and the other party shall cooperate with respect thereto as necessary.

        (b)    All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Subject Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer based on the number of days of such taxable period which fall on or before the Closing Date (this and any other tax period which includes one or more days falling on or before the Closing Date, a “Pre-Closing Tax Period”) and the number of days of such taxable period after the Closing Date (a “Post-Closing Tax Period”). Seller shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period. Upon receipt of any bill for real or personal property taxes relating to the Subject Assets, each of Seller and Buyer shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within 30 days after delivery of such statement. In the event that either Seller or Buyer shall make any payment for which it is entitled to reimbursement under this Section, the other party shall make such reimbursement promptly but in no event later than ten (10) days after the presentation of a statement setting forth the amount or reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement. Notwithstanding the foregoing, to the extent any Apportioned Obligation is reflected as a liability on the Closing Balance Sheet, the provisions of this Section 7.2(b) shall not apply and such Apportioned Obligation shall be deemed an Assumed Liability.

        Section 7.3.   Cooperation. Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Subject Assets (including, without limitation, access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Seller shall retain all books and records with respect to Taxes pertaining to the Subject Assets for a period of at least six (6) years following the Closing Date. At the end of such period, each party shall provide the other during with at least sixty (60) days prior written notice before destroying any such books and records, which period the party receiving such notice can elect to take possession, at its own expense, of such books and records. Seller and Buyer shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Subject Assets. If either party becomes aware of any pending or threatened assessment, official inquiry, examination or proceeding that could result in an official determination with respect to Taxes due or payable the responsibility for which rests with the other party hereto, such party shall promptly so notify the other party in writing.

Article VIII.
Conditions of Buyer's Obligation to Close

        Buyer’s obligation to consummate the Asset Purchase shall be subject to the satisfaction on or prior to the Closing Date of all of the following conditions:

        Section 8.1.   Representations, Warranties and Covenants of Seller.

        (a)    The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (except for representations and warranties that speak as of a specific date or time, which need only be true and correct as of such date or time).

        (b)    Seller shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Closing (other than Seller’s obligations under Section 2.2(a) and (c) with respect to delivery of documents of transfer of the Subject Assets at the Closing, which shall be performed in all respects).

        (c)    Buyer shall receive at the Closing a certificate of Seller’s Secretary or Assistant Secretary certifying the accuracy, completeness and continuing effectiveness of the resolutions of Seller’s stockholder and Board of Directors authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

        Section 8.2.   Filings; Consents. The required rulings, certificates or orders received and all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers listed in Schedule 8.2 shall have been filed, made or obtained.

        Section 8.3.   No Actions. No Action shall be pending or threatened by any Person to enjoin, restrict or prohibit the purchase and sale of the Subject Assets contemplated hereby.

        Section 8.4.   Landlord Certification. Buyer shall have received certificates, executed by the respective landlords of all Real Property Leases, to the effect that as of a date not more than five (5) days prior to the Closing Date such leases are not in default and are valid and continuing agreements and have not been modified or amended. Each certificate shall also state that the landlord approves of the assignment of the lease.

Article IX.
Conditions to Seller's Obligation to Close

        Seller’s obligation to consummate the Asset Purchase is subject to the satisfaction on or prior to the Closing Date of all of the following conditions:

        Section 9.1.   Representations, Warranties and Covenants of Buyer.

        (a)    The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (except for representations and warranties that speak as of a specific date or time, which need only be true and correct as of such date or time).

        (b)    Buyer shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Closing (other than Buyer’s obligations under Section 2.2(a), (b), and (c) with respect to delivery of the Purchase Price and documents reflecting Buyer’s assumption of the Assumed Liabilities at the Closing, which shall be performed in all respects).

        (c)    Seller shall receive at the Closing a certificate of Buyer’s Secretary or Assistant Secretary certifying the accuracy, completeness and continuing effectiveness of the resolutions of Buyer’s Board of Directors authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

        Section 9.2.   Filings; Consents. The required rulings, certificates or orders received and all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers listed on Schedule 9.2 shall have been filed, made or obtained.

        Section 9.3.   No Actions. No Action shall be pending or threatened by any Person to enjoin, restrict or prohibit the purchase and sale of the Subject Assets contemplated hereby.

Article X.
Survival

        Section 10.1.   Survival Periods. All representations and warranties contained or made in, or in connection with, this Agreement or in any Schedule, or any Collateral Document delivered in connection herewith, shall terminate on the earlier of (1) 11:59 p.m. Central Standard Time on the ninetieth (90th) day following the Closing Date or (2) termination of this Agreement pursuant to Section 11.1. Buyer’s recourse against the escrow account created by the Escrow Agreement shall be Buyer’s exclusive remedy with respect to any breach of any representation, warranty, covenant or agreement contained or made in, or in connection with, this Agreement or in any Schedule, or any Collateral Document delivered in connection herewith.

Article XI.
Termination

        Section 11.1.   Termination.

        This Agreement may be terminated at any time prior to the Closing by:

        (a)    The mutual written consent of Seller and Buyer; or

        (b)    Either Seller or Buyer if the Closing has not occurred (i) by the close of business on the fifth (5th) business day following the date of the approval by the Bankruptcy Court of this Agreement and the underlying transaction, if such approval is required, or (ii) by the close of business on December 31, 2001, if such approval by the Bankruptcy Court is not required and, in either case, if the failure to consummate the Asset Purchase on or before such date did not result from the failure by the party seeking termination of this Agreement to fulfill any undertaking or commitment provided for herein that is required to be fulfilled prior to Closing; or

        (c)    Either Seller or Buyer if the approval by the Bankruptcy Court of this Agreement and the underlying transaction is required and the approval has not been obtained within thirty (30) days of the date hereof; or

        (d)    Seller, provided it is not then in breach of any of its obligations hereunder, if Buyer fails to perform in any material respect any covenant or obligation under this Agreement when performance thereof is due or Buyer shall have breached in any material respect any of the representations or warranties contained in this Agreement and does not cure the failure or breach within thirty (30) business days after Seller delivers written notice thereof; or

        (e)    Buyer, provided it is not then in breach of any of its obligations hereunder, if Seller fails to perform in any material respect any covenant or obligation under this Agreement when performance thereof is due or Seller shall have breached in any material respect any of the representations and warranties contained in this Agreement and does not cure the failure or breach within thirty (30) business days after Buyer delivers written notice thereof.

        Section 11.2.    Procedure and Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Buyer pursuant to Section 11.1, written notice thereof shall forthwith be given by the terminating party to the other party hereto, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Sections 5.l(b) and 12.4 shall survive the termination of this Agreement; provided, however, that such termination shall not relieve any party hereto of any liability for any breach of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to Section 4.3 shall, to the extent practicable, be withdrawn from the agency or other persons to which they were made.

Article XII.
Miscellanous

        Section 12.1.   Counterparts. This Agreement may be executed in multiple original counterparts, all of which shall be considered one and the same agreement, and shall become effective as of the date first written hereinabove upon execution and delivery hereof by both parties or upon execution of counterparts by each of the parties and delivery thereof to the other party.

        Section 12.2.   Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri without reference to the choice of law principles thereof. Buyer and Seller consent to and hereby submit to the jurisdiction of any state or federal court located in the State of Missouri in connection with any action, suit or proceeding arising out of or relating to this Agreement, and each of the parties hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

        Section 12.3.   Entire Agreement. This Agreement (including agreements incorporated herein) and the Schedules and Exhibits hereto contain the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to herein.

        Section 12.4.   Expenses. Except as set forth in this Agreement, whether the Asset Purchase is or is not consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses; provided that Buyer shall pay all fees and Taxes relating to the transfer of the Subject Assets and the Assumed Liabilities.

        Section 12.5.   Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices to Seller and/or Parent shall be addressed to:

Laclede Steel Company
440 North Forth Street
St. Louis, Missouri 63102
Attention: Michael H. Lane
Telecopy No: 314-425-1561

with a copy (which shall not constitute notice) to:

Bryan Cave LLP
211 N. Broadway, Suite 3600
St. Louis, Missouri 63102
Attention: Frank P. Wolff
Telecopy No: 314-259-2020

or at such other address and to the attention of such other Person as Seller may designate by written notice to Buyer. Notices to Buyer shall be addressed to:

LC Acquisition Corp.
101 S. Hanley Road, Suite 1250
St. Louis, Missouri 63105
Attention: Wayne L. Smith, II, Chairman
Telecopy No: 314-727-8829

with a copy (which shall not constitute notice) to:

Stinson, Mag & Fizzell, P.C.
100 S. Fourth Street, Suite 700
St. Louis, Missouri 63102
Attention: John W. Finger
Telecopy No: 314-259-4599

or at such other address and to the attention of such other Person as Buyer may designate by written notice to Seller.

        Section 12.6.  “Successors and Assigns”. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party hereto will assign its rights or delegate its obligations under this Agreement without the express prior written consent of each other party hereto, except that Seller may assign this Agreement to any Entity that succeeds to substantially all of Seller’s assets and liabilities and Buyer may assign this Agreement to any Affiliate.

        Section 12.7.   Headings: Definitions. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated.

        Section 12.8.   Amendment. This Agreement may not be amended, modified, superseded, canceled, renewed or extended except by a written instrument signed by the party to be charged therewith.

        Section 12.9.   Waiver; Effect of Waiver. No provision of this Agreement may be waived except by a written instrument signed by the party waiving compliance. No waiver by any party hereto of any of the requirements hereof or of any of such party’s rights hereunder shall release the other parties from full performance of their remaining obligations stated herein. No failure to exercise or delay in exercising on the part of any party hereto any right, power or privilege of such party shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege by such party.

        Section 12.10.   Interpretation; Absence of Presumption.

        (a)    For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph and Schedule references are to the Articles, Sections, paragraphs and Schedules to this Agreement unless otherwise specified, (iii) the word “including” and words of similar import when used in this Agreement means “including, without limitation,” unless the context otherwise requires or unless otherwise specified, (iv) the word “or” shall not be exclusive, (v) provisions shall apply, when appropriate, to successive events and transactions, and (vi) all references to any period of days (other than to “business days”) shall be deemed to be to the relevant number of calendar days.

        (b)    This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

        Section 12.11.   Specific Performance. The parties hereto each acknowledge that, in view of the uniqueness of the subject matter hereof, the parties hereto would not have an adequate remedy at law for money damages in the event that this Agreement were not performed in accordance with its terms, and therefore agree that the parties hereto shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which the parties hereto may be entitled at law or in equity.

        Section 12.12.   Remedies Cumulative. Except as otherwise provided in Article X and Article XII, all rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered, as an instrument under seal, in their names and on their behalf by their respective officers, thereunto duly authorized, on and as of the date first set forth above.

SELLER:	LACLEDE CHAIN MANUFACTURING COMPANY
	By:	Name: Title:
PARENT:	LACLEDE STEEL COMPANY
	By:	Name: Title:
BUYER:	LC ACQUISITION CORP.
	By:	Name: Title:

EXHIBITS AND SCHEDULES

Exhibits

Exhibit A: Bill of Sale and Assignment Exhibit B: Escrow Agreement

Schedules

Schedule 1(a):	Assumed Contracts
Schedule 1(b):	Excluded Assets
Schedule 1(c):	Encumbrances
Schedule 1(d):	Subject Assets
Schedule 3.1:	Incorporation
Schedule 3.1(b):	Conflicts
Schedule 3.2:	Financial Statements
Schedule 3.3:	Liabilities
Schedule 3.5:	Intangibles
Schedule 3.6:	Real Property Leases
Schedule 3.7:	Litigation and Orders
Schedule 3.8:	Material Contracts
Schedule 3.9(a):	Unobtained Licenses or Approvals
Schedule 3.9(b):	Governmental Approvals
Schedule 3.10:	Labor Matters
Schedule 3.11(a):	Executive Management
Schedule 3.11(b):	Absent Employees
Schedule 3.13:	Environmental Matters
Schedule 3.14:	Employee Benefits
Schedule 3.14(i)	Multiemployer Plans
Schedule 3.18:	Insurance
Schedule 3.20	Material Customers
Schedule 3.21	Product Liability Claims
Schedule 5.3:	Conduct of Business
Schedule 6.1:	Assumed Employees
Schedule 8.2:	Filings and Consents Applicable to Buyer
Schedule 9.2:	Filings and Consents Applicable to Seller